Exhibit 99.1

VANCOUVER, British Columbia, May 11, 2022 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles uniquely designed for city and suburban delivery as well as commuter needs, announced today the Company will showcase its SOLO Cargo EV for the first time at the National Restaurant Association Show taking place at McCormick Place in Chicago, IL from May 21-24.

The SOLO Cargo EV is one of the only delivery-ready, commercially-viable electric vehicles designed around the premise that most restaurant and food-delivery activities do not need - and are often disadvantaged by – the use of full-size cars, vans, or trucks. The SOLO Cargo vehicle also offers safety, weather and temperature-protection advantages over two-wheeled options such as scooters, motorcycles and bikes. The all-electric, three-wheeled solution – which is available for order now for business customers – offers restaurant owners, chains and franchises a more efficient and cost-effective alternative to traditional third-party delivery options. The SOLO Cargo EV also provides customers with an option for branded wrapping that promotes their businesses, all while ensuring the quality of their product stays within their control. The SOLO Cargo EV boasts a lower total cost of ownership compared to traditional ICE vehicles, and is supported by delivery of completed, ready-to-go fleets along with wrapping, upfitting and telematics.

“Delivery has never been a bigger part of the to-go food business, which is exactly why every restaurant needs a smaller, electric, enclosed-delivery-vehicle option,” said Kevin Pavlov, CEO of ElectraMeccanica. “SOLO Cargo is really the only name in that game that’s ready to meet the needs of businesses and their customers right now. We can’t wait to introduce our SOLO Cargo to the biggest restaurant chains in the nation, who can get outsized operating and marketing value from shrinking carbon footprints and lower transport costs.”

The SOLO Cargo EV is now available for order by phone or email – all at an accessible MSRP of $24,500. First deliveries are planned for June 2022. For more information, or to place an order or schedule a meeting with an ElectraMeccanica representative, please call 1-888-457-SOLO or email fleet.inquiry@electrameccanica.com.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. Depending on driving conditions, temperature and climate controls, the SOLO has a range of up to 100 miles and a top speed of up to 80 mph. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system.

It blends a modern look with safety features at an accessible price point of $18,500 (MSRP) for the consumer model and $24,500 (MSRP) for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.electrameccanica.com.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.